FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) GlaxoSmithKline plc (GSK) was advised on 10 September 2014 that the following Directors, Persons Discharging Managerial Responsibility and Connected Person acquired GSK Ordinary Shares ('Shares') on 9 September 2014, at a price of 1434.34 pence per Ordinary Share, through GSK's ShareReward Plan (the 'plan'):

Director/PDMR	Number of Shares under the personal contribution element of the plan	Number of Shares under the matching element of the plan (GSK contribution)
Sir Andrew Witty	9	9
Mr R G Connor	9	9
Mr S Dingemans	9	9
Mr D S Redfern	9	9
Ms C Thomas	9	9
Mr P C Thomson	9	9
Dr P J T Vallance	8	8
Ms E Walmsley	9	9
Mrs V A Whyte	9	9

Connected person	Number of Shares under the personal contribution element of the plan	Number of Shares under the matching element of the plan (GSK contribution)
Mrs K Thomson (Connected person of Mr P C Thomson)	1	1

V A Whyte
Company Secretary
10 September 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 10, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc